KPMG LLP
345 Park Avenue
New York, NY 10154-0102





Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined management of BNY Mellon Investment Funds IIIs assertion included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that BNY Mellon Equity Income Fund (the May
31st Fund), BNY Mellon Global Equity Income Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds), and BNY Mellon High Yield Fund (the December 31st Fund) (collectively with the May 31st Fund and October 31st Funds, the Funds), each a series of BNY Mellon Investment Funds III, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of March 31, 2024. BNY Mellon Investment Funds IIIs management is responsible for its assertion. Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of March 31, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from July 31, 2023, October 31, 2023 and December 31, 2023 (the date of the May 31st Fund, October 31st Funds and December 31st Funds last examination, respectively), through March 31, 2024:

1.	Count and inspection of all securities (if any) located in the vault of The
Bank of New York Mellon Corporation in 570 Washington Blvd, Jersey
City, NJ 07310.

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and records of the
Funds to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the
Funds as of March 31, 2024, if any, to documentation of corresponding subsequent bank statements;


KPMG LLP,  a Delaware limited liability partnership and a
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independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.




6.	Agreement of five security purchases and five security sales or maturities, since the date of the last examinations, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report (SOC 1
Report) for the period April 1, 2023 March 31, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Funds compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections
(b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Investment Funds III and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New  York, New York
January 16, 2025




January 16, 2025

Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of BNY Mellon Equity
Income Fund (the May 31st Fund), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds), and BNY Mellon High Yield Fund (the December 31st Fund), (collectively with the May 31st Fund and October 31st Funds, the Funds), each a series of BNY Mellon Investment Funds III, are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2024, and from July 31, 2023 (the date of the
Funds last examination) through March 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, and from July
31, 2023 (the date of the Funds last examination) through March 31, 2024, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds III

Jim Windels
Treasurer





























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